SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Global Telecom & Technology, Inc.

(Name of Issuer)
Common Stock, $.0001 par value

(Title of Class of Securities)
378979 10 8

(CUSIP Number)
H. Brian Thompson
Global Telecom & Technology, Inc.
8484 Westpark Drive
Suite 720
McLean, Virginia 22102
Telephone: (703) 442-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
with a copy to:
Greenberg Traurig, LLP
1750 Tysons Boulevard
Suite 1200
McLean, Virginia 22102
Attention: Mark Wishner
Telephone: (703) 749-1352
April 8, 2008

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H. Brian Thompson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		264,000(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,337,078(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		264,000(1)

WITH	10	SHARED DISPOSITIVE POWER

5,337,078(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,601,078(1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.9%(3)

14	TYPE OF REPORTING PERSON

IN
(1) Includes 18,000 shares of common stock issuable upon the exercise of Class W warrants and Class Z warrants.
(2) Includes 1,365,500 shares of common stock issuable upon the exercise of Class W warrants and Class Z warrants, and 881,899 shares of common stock issuable upon the conversion of a convertible promissory note.
(3) Based on 14,775,279 shares of common stock outstanding as of March 24, 2008, based on the Issuer's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 27, 2008.

Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Universal Telecommunications, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 54-1607209

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,337,078(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,337,078(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,337,078(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.4%(2)

14	TYPE OF REPORTING PERSON

CO
(1) Includes 1,365,500 shares of common stock issuable upon the exercise of Class W warrants and Class Z warrants, and 881,899 shares of common stock issuable upon the conversion of a convertible promissory note.
(2) Based on 14,775,279 shares of common stock outstanding as of March 24, 2008, based on the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 27, 2008.

Page 3 of 7 Pages

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Report on Schedule 13D, originally filed on October 25, 2006, as amended by Amendment No. 1, filed on February 23, 2007 and Amendment No 2, filed on April 18, 2008 (the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed thereto in the Schedule 13D.
Item 1. Security and Issuer.
     The class of equity securities to which this Amendment No. 3 relates is the common stock, par value $.0001 per share (the “Common Stock”), of Global Telecom & Technology, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8484 Westpark Drive, Suite 720, McLean, Virginia 22102.
Item 2. Identity and Background.
     This Schedule 13D is filed on behalf of each of H. Brian Thompson (“Thompson”) and Universal Telecommunications, Inc. (“Universal”, and collectively with Thompson, the “Reporting Persons”). The Reporting Persons are filing this Amendment No. 3 jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.
     This Schedule 13D relates to (i) 1,365,500 shares of Common Stock issuable upon the exercise of Class W and Class Z warrants held by Universal, (ii) 881,899 shares of Common Stock issuable upon the conversion of a convertible promissory note held by Universal, (iii) 3,089,679 shares of Common Stock held by Universal, (iv) 18,000 shares of Common Stock issuable upon the exercise of Class W warrants and Class Z warrants held by Thompson and (v) 246,000 shares of Common Stock held by Thompson (collectively, the “Shares”). Thompson is the Chief Executive Officer and majority shareholder of Universal. The shares of Universal not held by Thompson are owned by members of his family.
     Thompson is currently serving as the Chairman of the Board of Directors and the Executive Chairman of the Issuer.
     The business address of Thompson is 8484 Westpark Drive, Suite 720, McLean, Virginia 22102.
     The business address of Universal is 1950 Old Gallows Road, Vienna, Virginia 22182. Universal is organized in the State of Delaware. The principal business of Universal is private equity investment and advisory services.
     Thompson also serves as the Chairman, President and Chief Executive Officer of Universal. Mary Ann Thompson, H. Brandon Thompson and Christiana Nichols are also directors of Universal. Additionally, Mary Ann Thompson is Secretary and H. Brandon Thompson is Treasurer of Universal.
     During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of

Page 4 of 7 Pages

which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
     Thompson, Mary Ann Thompson, H. Brandon Thompson and Christiana Nichols are all citizens of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     In March 2008, Thompson purchased 240,000 shares of Common Stock for an average purchase price of $.43 per share. Thompson used personal funds to make these purchases.
     In April 2008, Universal purchased 2,695,581 shares of Common Stock at a purchase price of $.40 per share. Universal used available working capital to make these purchases.
Item 5. Interest in Securities of the Issuer.
     As of the date of this report, Thompson may be deemed to be the beneficial owner of an aggregate of 5,601,078 shares of Common Stock, which represents approximately 32.9% of the Common Stock outstanding as of March 24, 2008. Thompson has sole power to vote or direct the vote of, and to dispose or direct the disposition of, 264,000 of such shares. Thompson may be deemed to have shared power to vote or direct the vote of, and/or shared power to dispose or direct the disposition of, the 5,337,078 of such shares held by Universal. Thompson disclaims ownership of the Shares held by Universal except to the extent of his pecuniary interest therein.
     As of the date of this report, Universal may be deemed to be the beneficial owner of an aggregate of 5,337,078 shares of Common Stock, which represents approximately 31.4% of the Common Stock outstanding. Universal may be deemed to have shared power to vote or direct the vote of, and/or shared power to dispose or direct the disposition of, all of such shares.
     All of the percentages calculated in this statement are based upon an aggregate of 14,775,279 shares of Common Stock outstanding as of March 24, 2008.
     On March 24, 2008, Thompson acquired 210,000 shares of Common Stock of the Issuer.
     On March 31, 2008, Thompson acquired 30,000 shares of Common Stock of the Issuer.
     On April 3, 2008, Universal acquired 2,695,581 shares of Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The Reporting Person and certain other stockholders of the Issuer are parties to a registration rights agreements with the Issuer, pursuant to which such stockholders are entitled to make up to two demands that the Issuer register their shares of Common Stock. The holders of the majority of these securities can elect to exercise these registration rights at any time. In addition, these stockholders have certain “piggy-back” registration rights on registration statements.

Page 5 of 7 Pages

     In November 2007, Universal purchased from the Issuer a 10% convertible unsecured subordinated promissory note due on December 31, 2010 for $1.5 million (the “Note”). Universal may convert the principal due under the Note into shares of the Issuer’s common stock, at any time, at a price per share equal to $1.70. The Issuer has the right to require Universal to convert the principal amount due under the Note at any time after the closing price of the Issuer’s common stock is equal to or greater than $2.64 for 15 consecutive business days. The conversion provisions of the Note include protection against dilutive issuances of the Issuer’s common stock, subject to certain exceptions. The Note is subordinate to any future credit facility entered into by the Issuer, up to an amount of $4.0 million. The Issuer has agreed to register with the Securities and Exchange Commission the shares of Issuer’s common stock issued to Universal upon the conversion of the Note, subject to certain limitations.
Item 7. Material to be Filed as Exhibits.
     Exhibit 7. Restricted Stock Agreement for H. Brian Thompson entered into by the Issuer and Universal dated February 19, 2007 (included as Exhibit 7 to Thompson’s Amendment No. 1 to Schedule 13D filed on February 23, 2007, and incorporated herein by reference).
     Exhibit 8. Form 10% convertible subordinated promissory note due on December 31, 2010 (included as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on November 14, 2007, and incorporated herein by reference)
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     April 18, 2008

H. BRIAN THOMPSON
By:	/s/ H. Brian Thompson
Name:	H. Brian Thompson

UNIVERSAL TELECOMMUNICATIONS, INC.
By:	/s/ H. Brian Thompson
Name:	H. Brian Thompson
Title:	Chief Executive Officer

Page 6 of 7 Pages

EXHIBIT INDEX

Exhibit
Number	Description

7	Restricted Stock Agreement for H. Brian Thompson entered into by the Issuer and Universal dated February 19, 2007 (included as Exhibit 7 to Thompson’s Amendment No. 1 to Schedule 13D filed on February 23, 2007, and incorporated herein by reference).

8	Form 10% convertible subordinated promissory note due on December 31, 2010 (included as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on November 14, 2007, and incorporated herein by reference)

Page 7 of 7 Pages